

Mail Stop 3561

December 21, 2016

Aaron C. Johnson
Principal Executive Officer
Spotlight Capital Holdings, Inc.
601 South Figueroa St., Suite 4050
Los Angeles, CA 90017

     **Re:    Spotlight Capital Holdings, Inc.**
             **Amendment No. 3 to**
             **Offering Statement on Form 1-A**
             **Filed December 12, 2016**
             **File No. 024-10606**

Dear Mr. Johnson:

     We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our December 2, 2016 letter.

Offering Circular

1. We note that you deleted the signature page.  Please revise to include a signature page which is signed by the company and includes the signature of your principal executive officer, principal financial officer, principal accounting officer, and at least a majority of your board of directors.  To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing.  Refer to Instruction 1 to Signatures on Form 1-A.

Exhibit 12

2.  We note your response to our prior comment 3 and reissue.  Please have counsel revise the second to last paragraph of the opinion to also opine that when the securities are sold, they will be legally issued.

    Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief
                                        Office of Transportation and Leisure